FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Interim unaudited consolidated financial information as of March 31, 2008 and 2007 and for the three-month periods then ended

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of March 31, 2008, the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods then ended March 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. as of March 31, 2008 and 2007 and for the three-month periods then ended have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$658.9 million as of March 31, 2008 (US$577.5 million as of December 31, 2007); in addition the share in the net income of this entity amounts to US$81.4 million for the three-month period then ended (US$27.9 million for the three-month period ended March 31, 2007).

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying consolidated financial statements.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors (continued)

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. Our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

Lima, Peru,
April 25, 2008

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of March 31, 2008 (unaudited) and December 31, 2007 (audited)

	Note		2008	2007
			US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	4		335,387	381,612
Current portion of derivate financial instruments	13		1,342	2,929
Embedded derivate for concentrate sales	11		2,038	-
Trade accounts receivable, net			128,530	107,540
Other accounts receivable, net			6,611	7,760
Accounts receivable from affiliates	12(a	)	17,527	14,420
Inventory, net			41,696	35,149
Current portion of prepaid taxes and expenses			23,590	16,032
Total current assets			556,721	565,442
Other long-term accounts receivable			1,476	1,451
Prepaid taxes and expenses			5,733	5,338
Derivative financial instruments	13		2,976	5,035
Investment in shares	5		1,071,320	932,420
Mining concessions and property, plant and equipment, net			244,464	244,992
Development costs, net			85,600	84,187
Deferred income tax and workers´ profit sharing asset, net	9		289,806	141,118
Other assets			1,400	1,486
Total assets			2,259,496	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	6		450,000	-
Trade accounts payable			28,228	24,662
Income tax payable			6,414	15,349
Dividends and other current liabilities	8(a	)	139,488	96,823
Derivative financial instruments liability			-	5,984
Current portion of long-term debt	7		30,172	20,869
Total current liabilities			654,302	163,687
Other long-term liabilities			66,060	72,308
Long-term debt	7		53,415	63,250
Deferred income from sale of future production			-	102,008
Total liabilities			773,777	401,253
Shareholders’ equity, net	8
Capital stock, net of treasury shares of US$62,622,000 in the year 2008 and US$14,462,000 in the year 2007			750,540	173,930
Investment shares, net of treasury shares of US$142,000 in the year 2008 and US$37,000 in the year 2007			2,019	473
Additional paid-in capital			225,978	177,713
Legal reserve			37,679	37,679
Other reserves			269	269
Retained earnings			339,559	1,056,937
Cumulative translation loss			(34,075)	(34,075)
Cumulative unrealized gain on derivative financial instruments, net			904	1,518
Cumulative unrealized gain on investments in shares held at fair value			140	158
			1,323,013	1,414,602
Minority interest			162,706	165,614
Total shareholders’ equity, net			1,485,719	1,580,216
Total liabilities and shareholders’ equity, net			2,259,496	1,981,469

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
For the three-month periods ended March 31, 2008 and 2007

	Note		2008	2007
			US$(000)	US$(000)
Operating income
Net sales	10		212,000	150,818
Royalty income	12(b	)	14,258	8,381
Realization of deferred income from sale of future production			-	5,393
Total income			226,258	164,592
Operating costs
Cost of sales, without considering depreciation and amortization			49,109	42,709
Exploration and development in units in operation			14,805	11,652
Depreciation and amortization			9,188	7,923
Total operating costs			73,102	62,284
Gross income			153,156	102,308
Operating expenses
Administrative	11		27,546	8,213
Exploration in non-operating areas			11,401	8,958
Royalties			6,921	5,590
Sales			4,541	1,397
Total operating expenses			50,409	24,158
Operating income before unusual item			102,747	78,150
Net loss on release of fixed-price component in commercial contracts	10		(415,135)	(85,455)
Operating loss after unusual item			(312,388)	(7,305)
Other income (expenses), net
Share in affiliated companies, net	5(b	)	145,722	55,044
Gain on change in the fair value of gold certificates			-	5,126
Interest income			2,199	2,690
Interest expense			(6,523)	(1,549)
Gain (loss) on currency exchange difference			8,978	(287)
Other, net			611	(903)
Total other income, net			150,987	60,121
Income (loss) before workers´ profit sharing, income tax and minority interest			(161,401)	52,816
Provision for workers´ profit sharing, net	9		25,370	574
Provision for income tax, net	9		100,747	(555)
			(35,284)	52,835
Net income attributable to minority interest			(27,684)	(16,173)
Net income (loss) attributable to Buenaventura			(62,968)	36,662
Net income (loss) per basic and diluted share, stated in U.S. dollars			(0.49)	0.29

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the three-month period ended March 31, 2008 and 2007

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain (loss) on derivative instruments	Cumulative unrealized gain on investments in shares carried at fair value	Total	Minority interest	Total shareholders’ equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Dividends declared, notes 8(a) and 8(b)	-	-	-	-	-	-	(47,071)	-	-	-	(47,071)	(10,020)	(57,091)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	21	21	-	21
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	10	10	-	10
Other	-	-	-	-	-	-	-	-	-	-	-	(2,661)	(2,661)
Net income	-	-	-	-	-	-	36,662	-	-	-	36,662	16,173	52,835
Balance as of March 31, 2007	126,879,832	173,930	473	177,713	37,679	269	841,739	(34,075)	-	963	1,198,691	94,929	1,293,620
Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared, notes 8(a) and 8(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(22,457)	(50,446)
Capitalization of retained earnings, note 8(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Unrealized loss on derivate financial instruments held by El Brocal	-	-	-	-	-	-	-	-	(614)	-	(614)	(1,735)	(2,349)
Unrealized loss on investment shares held at fair value	-	-	-	-	-	-	-	-	-	(18)	(18)	-	(18)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(6,400)	(6,400)
Net income (loss)	-	-	-	-	-	-	(62,968)	-	-	-	(62,968)	27,684	(35,284)
Balance as of March 31, 2008	126,879,832	750,540	2,019	225,978	37,679	269	339,559	(34,075)	904	140	1,323,013	162,706	1,485,719

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and consolidated financial statements originally issued in Spanish - see Note 15

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three periods ended March 31, 2008 and 2007

	2008	2007
	US$(000)	US$(000)
Operating activities
Proceeds from sales	178,062	178,028
Royalties received	11,598	9,036
Interest received	3,314	2,870
Settlement of gold certificates	-	135,189
Value Added Tax recovered	-	2,668
Acquisition of gold certificates	-	(66,853)
Release of fixed-price component in commercial contract	(517,143)	(144,987)
Payment for suppliers and third parties	(57,778)	(49,936)
Payments to employees	(42,274)	(25,725)
Income tax paid	(23,833)	(38,427)
Payments for exploration activities	(18,853)	(15,127)
Payments of royalties	(10,229)	(7,210)
Payments of interest	(3,216)	(601)
Net cash and cash equivalents used in operating activities	(480,352)	(21,075)
Investment activities
Purchase of property, plant and equipment	(9,849)	(9,679)
Disbursements for development activities	(5,140)	(7,835)
Increase in time deposits	(46,340)	(4,889)
Proceeds from sale of plant and equipment	95	327
Net increase of accounts receivable from affiliates	(447)	-
Net cash and cash equivalents used in investment activities	(61,681)	(22,076)
Financing activities
Increase of long-term debt	510,000	-
Payments of bank loans	(60,000)	-
Payments of dividends for minority interest shareholders of subsidiary	-	(2,600)
Decrease of long - term debt	(532)	(155)
Net cash and cash equivalents provided by (used in) financing activities	449,468	(2,755)
Net decrease in cash and cash equivalents during the period	(92,565)	(45,906)
Cash and cash equivalents at beginning of period	302,864	176,600
Cash and cash equivalents at period-end	210,299	130,694

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 15

Consolidated Statements of Cash Flows (unaudited) (continued)

	2008	2007
	US$(000)	US$(000)
Reconciliation of net income (loss) to net cash and cash equivalents used in operating activities
Net income (loss)	(62,968)	36,662
Add (less)
Minority interest	27,684	16,173
Depreciation and amortization	10,425	8,326
Amortization of development costs	3,727	3,243
Long-term officers’ compensation	13,608	1,523
Accretion expense of the provision for closure of mining units	956	948
Net cost of plant and equipment retired and sold	56	593
Loss (gain) on currency exchange difference	(8,978)	287
Income from release of fixed price component in commercial contracts	(102,008)	(59,532)
Share in affiliated companies, net of dividends received in cash	(145,722)	(55,044)
Deferred income tax and workers´ profit sharing benefit	(147,390)	(28,921)
Realization of deferred income from sale of future production	-	(5,393)
Reversal for slow moving and obsolescence supplies allowance	(16)	-
Provision of interest payable	2,349	-
Allowance for doubtful trade accounts receivable	5,372	-
Other	(3,432)	(168)
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	-	63,210
Trade accounts receivable	(21,889)	27,210
Other accounts receivable	1,124	(1,216)
Accounts receivable from affiliates	(3,107)	939
Inventory	(6,547)	3,075
Prepaid taxes and expenses	(7,953)	2,580
Increase (decrease) in operating liabilities -
Trade accounts payable	3,566	(5,416)
Income tax payable	(8,935)	(16,812)
Dividends and other current liabilities	(30,274)	(13,342)
Net cash and cash equivalents used in operating activities	(480,352)	(21,075)
Transactions that did not affect cash flows:
Dividends declared and unpaid, note 8(a)	30,320	50,992

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of March 31, 2008 and 2007

1.	Business activity
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”) is a publicly traded corporation incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2007; there have been no changes in such activities during the first quarter in 2008.

The consolidated financial statements include the financial statements of Buenaventura and the following subsidiaries (together, “the Company”):

	Ownership percentages as of
	March 31, 2008		December 31, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%
Mining concessions, held exploration and exploitation of minerals
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	99.99	-	99.99	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A.	2.93	29.59	-	29.59
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-
Electric power activity
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01
Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99

Notes to the interim consolidated financial statements (unaudited)
(continued)

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three-month period ended March 31, 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2007.

Significant accounting principles and practices -
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements, are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month periods ended March 31, 2008 and 2007.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without fluctuations due to seasonality.

4.	Cash and cash equivalents
(a)	This item is made up as follows:

	As of March 31, 2008	As of December 31, 2007
	US$(000)	US$(000)
Cash	797	460
Bank accounts	70,651	27,700
Time deposits (b)	138,851	274,704
Cash balances included in the consolidated statements of cash flows	210,299	302,864
Time deposits with original maturity greater than 90 days (c)	125,088	78,748
	335,387	381,612

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	The time deposits as of March 31, 2008, made up as follow:

Currency	Original maturities	Annual interest rate %
			US$(000)
U.S. Dollars	From 28 to 90 days	From 4.65 to 6.50	136,300
Nuevos Soles	To 90 days	From 5.15 to 5.30	2,551
			138,851

(c)	As of March 31, 2008, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate %
			US$(000)
Nuevos Soles	To 92 days	From 4.90 to 5.70	110,088
U.S. Dollars	To 271 days	5.30	15,000
			125,088

Notes to the interim consolidated financial statements (unaudited)
(continued)

5.	Investments in shares
(a)	This item is made up as follows:

	Equity ownership		Amount
	As of March 31, 2008	As of December 31, 2007	As of March 31, 2008	As of December 31, 2007
	%	%	US$(000)	US$(000)
Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	658,898	577,537
Payment in excess of the share in fair value of assets and liabilities, net			19,322	19,599
			678,220	597,136
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	18.50	18.50	332,577	267,448
Payment in excess of the share in fair value of assets and liabilities, net			57,468	57,960
			390,045	325,408
Investments held at fair value
Other			3,055	9,876
			1,071,320	932,420

(b)	The detail of share in affiliated companies, net is:

	For the three-month periods ended March 31,
	2008	2007
	US$(000)	US$(000)
Minera Yanacocha S.R.L.	81,083	27,233
Sociedad Minera Cerro Verde S.A.A.	64,637	27,224
Other	2	587
	145,722	55,044

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings as of March 31, 2008 and 2007.

Notes to the interim consolidated financial statements (unaudited)
(continued)

Increase in investments in shares balance -
Investment in shares´ balance increased by US$138,900,000 compared to the balance as of December 31, 2007, which was originated by the share in Yanacocha and Cerro Verde:

Increase in share in affiliated companies -
The share in affiliated companies increased by US$90,678,000 compared to same quarter of 2007, mainly due to the net effect of:

-
An increase of US$53,850,000 in the share in Yanacocha’s net income. During the first quarter of 2008, Yanacocha obtained a net income of US$186,161,000 (US$69,348,000 during the first quarter of 2007). The higher income of Yanacocha is explained by the higher volume of gold sold during the quarter (539,074 gold ounces during the first quarter of 2008 compared to 455,328 gold ounces in the same period of 2007) and the increase of the gold price average (US$926.00 per ounce of gold in the 2008 compared with US$653.00 in the 2007).

-
An increase of US$37,413,000 in the share in Cerro Verde’s net income. This company obtained a net income of US$352,066,000 during the first quarter of 2008 (US$148,897,000 during the first quarter of 2007) explained by the starting-up of operations of primary sulfide plant, which allowed to increase the volume of copper sold of 111,237,000 pounds during the first quarter in 2007 to 167,273,000 pounds during the first quarter in 2008 and the increase of copper price average from US$2.86 per pound in the first quarter in 2007 to US$4.25 per pound in the first quarter in 2008.

Notes to the interim consolidated financial statements (unaudited)
(continued)

Summary of financial information based on the financial statements of Yanacocha and
Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of March 31, 2008	As of December 31, 2007	As of March 31, 2008	As of December 31, 2007
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,121,011	1,895,884	2,491,824	2,010,776
Total liabilities	608,525	569,559	694,016	565,034
Shareholders’ equity	1,512,486	1,326,325	1,797,808	1,445,742

	Yanacocha		Cerro Verde
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	499,205	297,283	711,352	317,651
Operating income	251,660	102,175	565,334	233,817
Net income	186,161	69,348	352,066	148,897

Notes to the interim consolidated financial statements (unaudited)
(continued)

6.	Bank loans
(a)
On February 20, 2008, Buenaventura signed a Syndicate Bridge Loan Agreement for the amount of US$450,000,000 with a syndicate of banks led by Banco de Crédito del Perú (the agent bank). The loan received was used to pay clients to release the fixed - price component in commercial contracts that Buenaventura held as of such date (see note 10) and to pay its financial obligations assumed during 2008, prior to obtain the syndicate loan.

Buenaventura received the loan amount on February 26, 2008 and the cash was used as follows:

Destination

US$(000)

Scotiabank loan payment	40,000
Banco de Crédito del Perú payment of loan	20,000
Payment to Mitsui & Co. Precious Metals, Inc.	103,022
Payment to Morgan Stanley Capital Group INC	136,500
Payment to Macquarie Bank Limited	79,656
Commission on restructuring	1,071
Commission for agent bank	36
Reimbursement of funds to Buenaventura	69,715
Total	450,000

The table below shows a list of the banks that make up the syndicate and their respective participation:

Bank	Location
		US$(000)%

Banco de Crédito del Perú	Peru	95,000	21
Banco Bilbao Vizcaya Argentaria	Grand Caiman Island	85,000	19
Scotiabank Perú	Peru	68,000	15
Banco de Crédito e Inversiones	U.S.A.	68,000	15
Natixis	France	65,000	14
Atlantic Security Bank	Panama	48,000	11
Banco Internacional del Perú	Peru	21,000	5
Total		450,000	100

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	The main clauses provided in the Syndicate Bridge Loan Contract include the following:

(i)
As collateral to guarantee its compliance with the obligations under the loan agreement, Buenaventura pledged a moveable property guarantee over common shares of Sociedad Minera Cerro Verde S.A.A. in favor of the agent bank. The market value of these shares should be maintained at a value equivalent to 1.25 times the value of the loan.

(ii)	The loan accrues a 90 day Libor interest rate + 2.25% (nominal), with quarterly payments. The principal amount may only be prepaid on each of the programmed quarterly maturity dates.

(iii)
The total term of the loan is two-hundred and seventy (270) days. The total term of the loan shall begin to run as from the date of loan disbursement, and the principal loan amount shall be integrally paid upon expiration of the term of the loan.

(iv)	The interest accrued by this loan shall be paid quarterly as from the date of loan disbursement.

(c)	The Company’s Management considers that as of March 31, 2008, Buenaventura has fulfilled all of its contractual obligations assumed under the Syndicate Bridge Loan Agreement.

(d)
The General Shareholders Meeting held March 27, 2008, approved the motion to allow Buenaventura’s Management to negotiate with a bank syndicate to obtain a 5-year syndicate bridge loan agreement for up to US$450,000,000. The same Meeting also decided that Buenaventura would pledge a movable guarantee in favor of the agent bank over common shares of Compañía Minera Condesa S.A. in order to guarantee its contractual obligations. The market value of these shares should be equivalent to 1.50 times the amount of the loan. As of the date of the report, Buenaventura’s Management has been involved in restructuring a long-term loan to replace the previously contracted short-term loan held as of March 31, 2008, with a local bank who will act as the agent bank.

The mention long – term loan will replace in the following months the short term bank loan maintained as of March 31, 2008.

Notes to the interim consolidated financial statements (unaudited)
(continued)

7.	Long-term debt
The long-term debt maturity schedule of Buenaventura and Subsidiaries is as follows:

Year
US$(000)

2008	20,250
2009	39,587
2010	20,750
2011	2,000
2012	1,000
83,587
Non current portion	(53,415)
Current portion	30,172

8.	Shareholders’ equity, net
(a)	Declared dividends -
The information about declared dividends for the three-month periods ended March 31, 2008 and 2007 is as follows:

Meeting	Date	Declared dividends	Dividends per share
		US$	US$
Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.22
Less – Declared dividends to Condesa		(2,331,000)
		27,989,000
Dividends 2007
Mandatory annual shareholders’ meeting	March 28, 2007	50,992,000	0.37
Less – Declared dividends to Condesa		(3,921,000)
		47,071,000

As of March 31, 2008, the declared dividends of first quarter of 2008, agreed in the shareholders’ meeting held on March 27, 2008, had not been paid yet to the shareholders. They are presented in the caption Dividends and other current liabilities in the consolidated balance sheet.

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	As of March 31, 2008, the declared dividends by two subsidiaries to minority shareholders, is made up as follows:

	2008	2007
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	19,317	7,420
S.M.R.L. Chaupiloma Dos de Cajamarca	3,140	2,600
	22,457	10,020

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each. For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation accumulated of capital stock and investment shares, as of December 31, 2004 amounting to S/96,858,000 (US$28,230,000). As of March 31, 2008, results from exposure to inflation was included as part of capital stock. As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000) respectively.

As a result of the capitalizations, the nominal value of treasury shares increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000). In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

Notes to the interim consolidated financial statements (unaudited)
(continued)

As a result, as of March 31, 2008, the Company’s capital is composed of:

	Number of shares	Nominal value	Capital stock	Capital stock
		S/	S/(000)	US$(000)

Common Shares
Common shares	137,444,962	2,748,899,240	2,748,899	813,162
Treasury stock	(10,565,130)	(211,302,600)	(211,303)	(62,622)
	126,879,832	2,537,596,640	2,537,596	750,540
Investment Shares
Investment shares	372,320	7,446,400	7,446	2,161
Treasury stock	(30,988)	(619,760)	(620)	(142)
	341,332	6,826,640	6,826	2,019

9.	Deferred income tax and workers´ profit sharing asset, net
As of March 31, 2008, the deferred income tax and workers´ profit sharing asset, net mainly includes the effects of: tax-loss carry forward by US$231,127,000 (US$58,116,000 as of December 31, 2007), the stock appreciation rights provision by US$12,570,000 (US$13,458,000 as of December 31, 2007) and translation to U.S. dollars impact for US$14,133,000 (US$7,254,000 as of December 31, 2007).

The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three-month periods ended March, 31, 2008 and 2007 are made up as follows:

	2008	2007
	US$(000)	US$(000)
Workers’ profit sharing
Current - legal	(2,734)	(3,480)
Current - without effect of unusual item	(5,017)	(2,375)
Deferred	33,121	6,429
	25,370	574
Income tax
Current	(13,522)	(23,047)
Deferred	114,269	22,492
	100,747	(555)

Notes to the interim consolidated financial statements (unaudited)
(continued)

10.	Net sales
The sales in the first quarter of 2008 (US$212,000,000) increased by 41 percent compared to the first quarter of 2007 (US$150,818,000). During the first quarter of 2008, the Company sold 83,978 gold ounces at an average market quotation of US$927.09/Oz, compared with 40,000 gold ounces at an average fixed price of US$340.00/Oz and 68,918 gold ounces at an average market quotation of US$651.52/Oz in the same period of 2007. The higher sales prices obtained during the first quarter of 2008, results from the modification of schedule of commitments of gold ounces and for the release of fixed-price component in commercial contracts.

The increase in the sales for the higher prices of gold was partially off set by the decrease of the gold ounces sold. See note 14(a).

In addition, the consolidated sales increased due to higher sales of Sociedad Minera El Brocal S.A.A. The sales in the first quarter of 2008 were US$62,824,000 (US$47,887,000 in similar period of 2007). This increase is due to start up phase of copper concentrate plant at the end of the year 2007, which allow to sale 1,560 TM of copper concentrate that represented an increase in the sales of US$12,271,000 during the three-month period ended March 31, 2008. The decrease in the volume sold of silver and lead and the price of zinc during the three-month period ended March 31, 2008, was compensated with the recognition of the fair value of embedded derivative as part of the sales, see note 13.

Normal sales contracts -
On March 9, 2007, Buenaventura reviewed the sales contracts with four of its customers, to release the fixed - price or higher price to sell certain number of committed ounces and to sell those gold ounces between the years 2008 - 2012 at market prices.

As a consequence, Buenaventura was released from the obligation to sell 483,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$144,987,000 with charge to expense and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$59,532,000. The loss resulting of US$85,455,000 is presented in the caption Net loss on release of fixed - price component in commercial contracts, in the three-month consolidated statements of income for the period ended March 31, 2007.

In January and February of 2008, Buenaventura reviewed the sales contracts with others customer, to release the fixed-price component or higher price on to sell those committed gold ounces between the years 2010 - 2012 to the market prices in a similar way of the agreement fixed in 2007.

As a consequence, Buenaventura was released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$517,143,000 (US$82,592,000 in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$102,008,000. The loss resulting of US$415,135,000 is presented in the caption Net loss on release of fixed – price component in commercial contracts” in the consolidated statements of income for the three-month period ended March 31, 2008.

Notes to the interim consolidated financial statements (unaudited)
(continued)

As of March 31, 2008, Buenaventura has been released of fixed-price component of all sales contracts which have a maximum maturity until the year 2012.

Embedded derivative due to changes of the prices in commercial contracts -
The Company’s concentrate sales include embedded derivatives that for accounting purposes must be separated from the commercial contracts. They are recognized as assets and liabilities at fair value in the consolidated balance sheet.

During the three-month period ended March 31, 2008 the fair value of embedded derivate is a gain of US$8,022,000 (gain of US$8,115,000 resulted by El Brocal and a loss of US$93,000 resulted by Buenaventura) and is shown in the caption “Net sales” in the consolidated statements of income.

11.	General and administrative expenses
The variations of this item is explained by the increase of US$12,085,000 of the provision for long - term officers compensation during the first quarter in 2008 compared with the same period in 2007, and for the record, in the first quarter in 2008, of a US$5,372,000 provision for allowance for doubtful account. The provision was for accounts receivable that Management has deemed to be uncollectible as of the date of the consolidated balance sheet.

12.	Transactions with affiliated companies
(a)	As a result of the transactions presented in the following paragraphs, the Company has the following accounts receivable from affiliated companies:

	As of March 31, 2008	As of December 31, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	16,967	14,307
Other	560	113
	17,527	14,420

Notes to the interim consolidated financial statements (unaudited)
(continued)

(b)	The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month period ended March 31, 2008, royalties earned amounted to US$14,258,000 (US$8,381,000 for the three-month period ended March 31, 2007) and are presented as royalties income in the consolidated statements of income.

Buenaventura Ingenieros S.A. (“Bisa”) -
As of December 31, 2006, Bisa participated in a framework contract with Minera Yanacocha S.R.L. Starting from July 2007, it participates in the bidding for the execution of specific work orders.

The revenues related to these services contracts during the three-month period ended March 31, 2008 amounted to approximately US$617,000 (US$1,805,000 for the three-month period ended March 31, 2007). These figures are presented in the caption net sales of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 million. For the three-month period ended March 31, 2008, the revenues for these services amounted to approximately US$1,970,000 (US$968,000 for the three-month period ended March 31, 2007) and are presented in the caption net sales of the consolidated statements of income.

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables. As of March, 31, 2008, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by management each financial reporting through examining the financial position of the related party and the market in which the related party operates.

Notes to the interim consolidated financial statements (unaudited)
(continued)

13.	Derivative financial instruments
Derivative contracts -
Buenaventura
As of March 31, 2008, Buenaventura held put option contracts (gold convertible put option contracts), which grant it the right to sell 52,500 ounces of gold at an average price of US$345 per ounce, depending on certain market conditions. These contracts have different expiries through July 2011; their fair value was less than US$1,000 as of March 31, 2008. Except as otherwise disclosed before, Buenaventura does not maintain gold derivative contracts as of March 31, 2008.

El Brocal
During the year 2007 and the first quarter of 2008, El Brocal entered into metal price hedging contracts to cover future cash flows from its sales, which qualify to hedge accounting of future cash flow and are recognized as assets and liabilities at fair value in the consolidated balance sheet. Changes in the fair value are deferred in an equity account to the extent that the hedge operations are effective. The deferred amounts are reclassified to sales caption when the related production is sold.

The critical terms of these hedge operations have been negotiated with brokers so that they coincide with the negotiated terms of the commercial contracts to which they are related. Price hedge operations for cash flow from the next few years’ sales have been evaluated by the Management and found to be 100% effective. The effectiveness of hedging operations was measure using the cash flow compensation method, a method that the Company’s management considers best reflects the risk management aim relating to the hedging operations.

As of March 31, 2008, El Brocal recognized losses of US$48,000 relating to hedging operations liquidated in the period. These values are included in the caption net sales in the consolidated statement of income.

Notes to the interim consolidated financial statements (unaudited)
(continued)

Hedging operations current in El Brocal as at March 31, 2008 are:

Metal	Monthly average amount TM	Total Amount TM	Fixed Price	Period	Fair value (*)
			US$		US$(000)

Zinc	675	4,050	2,866	July 2008 - December 2008	2,498
Zinc	675	4,050	2,853	January 2009 - June 2009	2,409
Zinc	675	4,050	2,679	July 2009 - December 2009	1,382
Zinc	675	4,050	2,621	January 2010 - June 2010	1,176
Zinc	425	2,550	2,481	July 2010 - December 2010	380
Lead	250	750	2,835	April 2008 - June 2008	27
Lead	525	3,150	2,930	July 2008 - December 2008	435
Lead	525	3,150	2,908	January 2009 - June 2009	134
Lead	525	3,150	2,775	July 2009 - December 2009	(94)
Lead	525	3,150	2,770	January 2010 - June 2010	(259)
Lead	425	2,550	2,780	July 2010 - December 2010	(41)
Copper	350	2,100	7,694	July 2008 - December 2008	(1,944)
Copper	350	2,100	7,514	January 2009 - June 2009	(1,785)
Total		38,850			4,318
				Less - current portion	(1,342)

					2,976

(*) Mark to market

During the first quarter of 2008, El Brocal recorded a credit of US$764,000, net of minority interest, in the equity caption Unrealized loss on derivative financial instruments, resulting from changes in fair value of the derivative contracts occurring during that period.

Notes to the interim consolidated financial statements (unaudited)
(continued)

Embedded derivative due to changes of the prices in commercial contracts -
As of March 31, 2008, the fair value of the embedded derivate is a net gain of US$2,038,000 (gain of US$2,355,000 maintained by El Brocal and a loss of US$317,000 maintained by Buenaventura) and is shown in the caption Embedded derivative for concentrate sales.

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month periods ended March 31, 2008 and 2007 are as follows:

(a)	Volumes sold:

For the three-month periods ended March 31,
	2008	2007

Gold	83,978 Oz	108,918 Oz
Silver	4,325,739 Oz	3,871,855 Oz
Lead	8,082 MT	8,766 MT
Zinc	19,362 MT	15,687 MT
Copper	1,592 MT	24 MT

(b)	Average sale prices:

For the three-month periods ended March 31,
	2008	2007

Gold	927.09 US$/Oz	537.18 US$/Oz
Silver	17.44 US$/Oz	13.23 US$/Oz
Lead	2,883.17 US$/MT	1,775.21 US$/MT
Zinc	2,384.13 US$/MT	3,376.93 US$/MT
Copper	7,865.22 US$/MT	6,069.02 US$/MT

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos
Chief Financial Officer
Date: June 4, 2008